                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                NSC Corporation
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                                (Name of Issuer)


                     Common Stock $.01 par value per share
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                         (Title of Class of Securities)


                                   00062938T1
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                                 (CUSIP Number)

                  Gregory T. Sangalis, Senior Vice President,
                         General Counsel and Secretary
                             Waste Management, Inc.
                                First City Tower
                         1001 Fannin Street, Suite 4000
                              Houston, Texas 77002
                                 (713) 512-6200
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 22, 1999
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            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-------------------------------------      ----------------------------
       CUSIP No. 00062938T1                     PAGE 2 OF 15 PAGES
-------------------------------------      ----------------------------

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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Waste Management, Inc.
        IRS Identification No. 73-1309529
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       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2      Not Applicable                  (a) [_]
                                       (b) [_]
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       SEC USE ONLY
3
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       SOURCE OF FUNDS*
4      Not Applicable
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e) [_]
5     Not Applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
6     Delaware
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                           SOLE VOTING POWER
                       7
       NUMBER OF                   0

        SHARES             ------------------------
                           SHARED VOTING POWER
     BENEFICIALLY
                       8
       OWNED BY                    0
                           ------------------------
         EACH              SOLE DISPOSITIVE POWER
                       9
       REPORTING                   0

        PERSON             ------------------------
                           SHARED DISPOSITIVE POWER
         WITH         10
                                   0
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      --------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      11  0
      --------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
      12  [_]
         Not Applicable
      --------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13 0%
      --------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
      14  CO
      --------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 5 relates to the Statement on Schedule 13D, as amended by Amendments No. 1, 2, 3 and 4 (the "Original Schedule 13D"), filed by Waste Management, Inc. ("Waste Management"), a Delaware corporation (formerly named USA Waste Services, Inc.), Waste Management Holdings, Inc. (formerly named Waste Management, Inc.) ("WMX"), Chemical Waste Management, Inc. ("CWM"), Wheelabrator Technologies Inc. ("WTI"), Rust International Inc. ("Rust International"), Rust Industrial Services Inc. ("Rust Services") and Rust Remedial Services Holding Company Inc. ("Remedial Services"), with respect to the common stock, $.01 par value (the "Common Stock"), of NSC Corporation (the "Issuer"). This Amendment supplements and amends the Original Schedule 13D and should be read in conjunction therewith. Capitalized terms used but not otherwise defined herein have the meanings ascribed them in the Original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

     Pursuant to an Agreement and Plan of Merger dated as of February 12, 1999, as amended (the "Merger Agreement") by and among NSC Holdings, Inc. ("Holdings"), NSC Acquisition, Inc. ("Merger Sub"), Waste Management and the Issuer, Merger Sub was merged with and into the Issuer on June 22, 1999 (the "Transaction"). As a condition precedent to the Transaction, Waste Management, pursuant to the Merger Agreement, caused its affiliates to (1) surrender 996,420 shares of Common Stock to the Issuer in exchange for a $1,245,525 subordinated note from the Issuer bearing interest at 11.0% per annum and having a maturity of December 31, 2003, and (2) transferred certain assets of Olshan Demolishing Company Inc. to a wholly-owned affiliate of the Issuer and surrendered a $4,520,000 non-interest bearing note to the Issuer, in exchange for a $2,400,000 subordinated note from the Issuer bearing interest at 12.5% per annum and having a maturity of December 31, 2005. At the effective time of the Transaction, the issued and outstanding shares of Common Stock, including 4,384,250 shares then held by affiliates of Waste Management, were each converted into the right to receive $1.25 cash.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (e) As a result of the Transaction, Waste Management disposed of its entire beneficial interest in the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 -- Amendment No. 1 to Agreement and Plan of Merger dated as of May 10, 1999 by and among NSC Holdings, Inc., NSC Acquisition, Inc., Waste Management, Inc. and NSC Corporation.


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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              WASTE MANAGEMENT, INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: June 22, 1999
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Waste Management Holdings, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              WASTE MANAGEMENT HOLDINGS, INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: June 22, 1999
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Wheelabrator Technologies Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              WHEELABRATOR TECHNOLOGIES INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: June 22, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Chemical Waste Management, Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              CHEMICAL WASTE MANAGEMENT, INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: June 22, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust International Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              RUST INTERNATIONAL INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: June 22, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Industrial Services Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                              RUST INDUSTRIAL SERVICES INC.



                              By: /s/ Gregory T. Sangalis
                                 ------------------------
                                 Gregory T. Sangalis
                                 Senior Vice President and Secretary



Dated: June 22, 1999
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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, Rust Remedial Services Holding Company Inc. certifies that the information set forth in this Amendment is true, complete and correct.

                    RUST REMEDIAL SERVICES HOLDING COMPANY INC.



                    By: /s/ Gregory T. Sangalis
                       ------------------------
                       Gregory T. Sangalis
                       Senior Vice President and Secretary



Dated: June 22, 1999

                                 EXHIBIT INDEX

EXHIBIT NO.         DESCRIPTION

Exhibit 1 Amendment No. 1 to Agreement and Plan of Merger dated as of May 10, 1999 by and among NSC Holdings, Inc., NSC Acquisition, Inc., Waste Management, Inc. and NSC Corporation (incorporated by reference to Annex A-2 to the Proxy Statement dated May 24, 1999 filed by NSC Corporation (Exchange Act File No. 018597)).